UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                              Special Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   1 84740910
                     --------------------------------------
                                 (CUSIP Number)


                           Christopher R. Stone, Esq.
                       c/o Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 13, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP NO. 1 84740910                                             2  OF  11 PAGES
          ----------                                           -----  -----
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mt. Everest Fund, L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[  ]
                                                                    (b)[  ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER

                                0
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
         EACH                   600,000 shares
      REPORTING           ----- ------------------------------------------------
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                0
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                600,000 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        600,000 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [  ]
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.81%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        PN
------- ------------------------------------------------------------------------





                                  SCHEDULE 13D

CUSIP NO. 1 84740910                                             3  OF  11 PAGES
          ----------                                           -----  -----
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mt. Everest QP Fund, L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[  ]
                                                                    (b)[  ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER

                                0
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                600,000 shares
          EACH            ----- ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                600,000 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        600,000 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [  ]
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.81%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        PN
------- ------------------------------------------------------------------------





                                  SCHEDULE 13D

CUSIP NO. 1 84740910                                             4  OF  11 PAGES
          ----------                                           -----  -----
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mt. Everest Fund Limited
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[  ]
                                                                    (b)[  ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                600,000 shares
          EACH            ----- ------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                600,000 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        600,000 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [  ]
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.81%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *

        CO
------- ------------------------------------------------------------------------






                                  SCHEDULE 13D

CUSIP NO. 1 84740910                                             5  OF  11 PAGES
          ----------                                           -----  -----
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Greenberg - Summit Partners, L.L.C.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[  ]
                                                                    (b)[  ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER

                                0
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                600,000 shares
         EACH             ----- ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                600,000 shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        600,000 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [  ]
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.81%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *
        PN

------- ------------------------------------------------------------------------





                                  SCHEDULE 13D

CUSIP NO. 1 84740910                                             6  OF  11 PAGES
          ----------                                           -----  -----
------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lawrence D. Greenberg
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[  ]
                                                                    (b)[  ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------------------------- ----- ------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
                                0
                          ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                600,000 shares
                          ----- ------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 0
                          ----- ------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                600,000 shares
------------------------- ----- ------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        600,000 shares
------- ------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [  ]
------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.81%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *
        IN

------- ------------------------------------------------------------------------





                                                                 7  OF  11 PAGES
                                                                -----  -----

ITEM 1.     SECURITY AND ISSUER:

         This statement relates to the Common Stock, $.01 par value per share (the "Shares"), of Special Devices, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 16830 W. Placerita Canyon Rd., Newhall, CA 91321.


ITEM 2.     IDENTITY AND BACKGROUND:

         (a) This statement is being filed by the following  Reporting Persons :
Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P., Mt. Everest Fund Limited, Greenberg-Summit Partners, L.L.C., and Lawrence D. Greenberg.

         (b) The address of the principal business office of Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P., Greenberg-Summit Partners, L.L.C. and Lawrence
D. Greenberg is 600 Atlantic Avenue, Suite 2800, Boston MA 02210. The address of the principal business office of Mt. Everest Fund Limited is Hemisphere House, 9 Church St., P.O. Box HM951, Hamilton HMDX, Bermuda.

         (c) The jurisdiction of organization for Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P., and Greenberg-Summit Partners, L.L.C. is Delaware. The jurisdiction of organization for Mt. Everest Fund Limited is Bermuda. Lawrence
D. Greenberg is a citizen of the United States of America.

         (d) The principal business of Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P., and Mt. Everest Fund Limited is to make equity investments. The principal business of Greenberg-Summit Partners, L.L.C. is to act as general partners of Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P. and as the investment manager for Mt. Everest Fund Limited. The principal occupation of Lawrence D. Greenberg is his activities on behalf of the above-described entities.

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         In addition to the purchases reported on Schedule 13D filed with the Securities and Exchange Commission on October 3, 1997, Mt. Everest Fund, L.P. acquired an additional 12,800 shares of Common Stock of the Issuer in a series of purchases from October 2, 1997 through October 13, 1997 for an average purchase price of $26.38 per share. The working capital of Mt. Everest Fund, L.P. was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         In addition to the purchases reported on Schedule 13D filed with the Securities and Exhange Commission on October 3, 1997, Mt. Everest QP Fund, L.P. acquired an additional 110,000 shares of Common Stock of the Issuer in a series of purchases from October 2, 1997 through October 13, 1997 for an average purchase price of $26.38 per share. The working capital of Mt. Everest QP Fund, L.P. was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         In addition to the purchases reported on Schedule 13D filed with the Securities and Exhange Commission on October 3, 1997, Mt. Everest Fund Limited acquired an aditional 30,700 shares of Common Stock of the Issuer in a






                                                                 8  OF  11 PAGES
                                                               -----  -----

series of purchases from October 2, 1997 through October 13, 1997 for an average purchase price of $26.38 per share. The working capital of Mt. Everest Fund Limited was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


ITEM 4.     PURPOSE OF TRANSACTION:

         Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P., and Mt. Everest Fund Limited acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P. and Mt. Everest Fund Limited may dispose of or acquire additional securities of the Issuer. None of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) As of October 13, 1997, Mt. Everest Fund, L.P. was the record owner of 99,550 shares of Common Stock of the Issuer. As of October 13, 1997 Mt. Everest QP Fund, L.P. was the record owner of 420,250 shares of Common Stock of the Issuer. As of October 13, 1997, Mt. Everest Fund Limited was the record owner of 80,200 shares of Common Stock of the Issuer. The shares held of record by Mt. Everest Fund, L.P., Mt. Everest QP Fund, L.P. and Mt. Everest Fund Limited are referred to herein collectively as the "Record Shares." By virtue of the affiliate relationships





                                                                 9  OF  11 PAGES
                                                                -----  -----

among the entities, each Entity may be deemed to own beneficially all the Record Shares. Hence, each Entity may be deemed to own 600,000 shares of Common Stock. In its capacity as sole General Partner of each of Mt. Everest Fund, L.P. and Mt. Everest QP Fund, L.P., and as investment manager of Mt. Everest Fund Limited, Greenberg-Summit Partners, L.L.C. may be deemed to own beneficially 600,000 shares of Common Stock. In his capacity as managing member of Greenberg-Summit Partners, L.L.C., Lawrence D. Greenberg may be deemed to own beneficially 600,000 shares of Common Stock.

         Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of Special Devices, Inc., except in the case of Mt. Everest Fund, L.P. for the 99,550 shares which it holds of record, in the case of Mt. Everest QP Fund, L.P. for the 420,250 shares which it holds of record, and in the case of Mt. Everest Fund Limited for the 80,200 shares which it holds of record.


         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           Mt. Everest Fund, L.P.:  600,000 shares
                           Mt. Everest QP Fund, L.P.:  600,000 shares
                           Mt. Everest Fund Limited:  600,000
                           Greenberg-Summit Partners, L.L.C.: 600,000 shares Lawrence D. Greenberg: 600,000 shares

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           Mt. Everest Fund, L.P.:  600,000 shares
                           Mt. Everest QP Fund, L.P.:  600,000 shares
                           Mt. Everest Fund Limited:  600,000
                           Greenberg-Summit Partners, L.L.C.: 600,000 shares Lawrence D. Greenberg: 600,000 shares

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Not Applicable



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 Agreement regarding filing of joint Schedule 13D.







                                                                10  OF  11 PAGES
                                                               -----  -----
                                  SCHEDULE 13D

SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1997      MT. EVEREST FUND, L.P.

                              By:  GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  LAWRENCE D. GREENBERG, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------



                              MT. EVEREST QP FUND, L.P.

                              By:  GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  LAWRENCE D. GREENBERG, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------



                              MT. EVEREST FUND LIMITED

                              By:  GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  LAWRENCE D. GREENBERG, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------



                              GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  Lawrence D. Greenberg, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------

                              /s/  Lawrence D. Greenberg
                              --------------------------------------
                                   Lawrence D. Greenberg






                                                                11  OF  11 PAGES
                                                              -----   -----


                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Special Devices, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         Executed this 16th Day of October, 1997.

                              MT. EVEREST FUND, L.P.

                              By:  GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  LAWRENCE D. GREENBERG, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------



                              MT. EVEREST QP FUND, L.P.

                              By:  GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  LAWRENCE D. GREENBERG, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------



                              MT. EVEREST FUND LIMITED

                              By:  GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  LAWRENCE D. GREENBERG, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------



                              GREENBERG-SUMMIT PARTNERS, L.L.C.

                              By:  Lawrence D. Greenberg, its managing member

                              /s/  Lawrence D. Greenberg
                              --------------------------------------

                              /s/  Lawrence D. Greenberg
                              --------------------------------------
                                   Lawrence D. Greenberg